SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Claude Resources Inc.

(Translation of registrant’s name into English)

200, 224 — 4th Avenue South, Saskatoon Saskatchewan S7K 5M5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

     Form20-F ☒ Form40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
EXHIBIT INDEX
Press Release dated February 5, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 5, 2003 Claude Resources Inc.

By:
/s/ Val Michasiw
Val Michasiw Secretary/Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Press Release -- Claude Resources Inc. Completes Private
Placement Offering -- February 5, 2003